EXHIBIT 99.1

Statoil ASA: Result of the Dividend Issue for the first quarter 2017

Reference is made to the previous announcements by Statoil ASA (the "Company", OSE:STL, NYSE:STO) regarding the Dividend Issue for the first quarter 2017.

The subscription period expired on 8 September 2017 and subscriptions were made for a total of 18,829,884 Dividend Shares in the Dividend Issue, reducing the dividend payable by approximately USD 340 million for the Company. Approximately 48% of shareholders' total net dividend have been used to subscribe for shares in the Dividend Issue.

The share capital increase relating to the Dividend Issue is expected to be registered with the Norwegian Register of Business Enterprises (Nw. Foretaksregisteret) on 21 September 2017. The delivery of the Dividend Shares to shareholders on Oslo Børs ("Oslo Stock Exchange") is expected to take place on or about 22 September 2017 and on or around 25 September 2017 for holders of ADRs on New York Stock Exchange.

The Dividend Shares will be registered with VPS under ISIN NO 0010096985 and will be traded on Oslo Børs under the Company's trading symbol "STL". Trading of the new shares will commence on 25 September 2017.
Payment of the cash dividend to holders of ordinary shares on Oslo Børs is expected to be on or about 22 September 2017. Cash payment of the dividend to holders of ADRs is expected to be on or about 25 September 2017.

Contact persons:

Peter Hutton, senior vice president for investor relations,
tel: +44 7881 918 792

Helge Hove Haldorsen, vice president for investor relations USA, tel: + 1 281 2240140

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

This announcement and the information contained herein does not constitute or form a part of, and should not be construed as, an offer for sale or subscription for or solicitation or invitation of any offer to subscribe for or purchase of dividend shares or any other securities of the Company and cannot be relied on for any investment contract or decision.

It may be unlawful to distribute this announcement in certain jurisdictions. This announcement is not for distribution in any jurisdiction in which prior registration or approval is required for that purpose. No steps have been taken or will be taken in any jurisdiction outside of Norway in which such steps would be required. No competent authority or any other regulatory body has passed upon the adequacy of this document or approved or disapproved the distribution of dividend shares outside of Norway. Any representation to the contrary may be a criminal offense.